Exhibit 6.34

AMENDMENT

TO THE LIFE INSURANCE ENDORSEMENT METHOD SPLIT DOLLAR

PLAN AGREEMENT FOR ROBERT A. SCHICK

THIS AMENDMENT, made and entered into this 15th day of December, 2015, by and between The Lyons National Bank, a bank organized and existing under the laws of the United States of America (hereinafter referred to as the “Bank”), and Robert A. Schick, an Executive of the Bank (hereinafter referred to as the “Executive”), shall effectively amend the Lyons National Bank Life Insurance Endorsement Split Dollar Plan Agreement dated September 26, 2001 (hereinafter referred to as the “Agreement”) as specifically set forth herein. Pursuant to Section XVI of the Agreement, the Bank and the Executive hereby adopt the following amendment:

1.	Paragraph VI, “Division of Death Proceeds”, subparagraph (A) should be deleted in its entirety and replaced with the following:

A.	Should the insured be employed by the Bank at the time of death, the Insured’s beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to 50% of the Net At Risk value of policies #17116879 (issued by Northwestern Mutual Life) and #01N1061916 (issued by Lincoln Benefit Life Company). Net At Risk is defined as the total death benefit less the cash surrender value of the policy.

This Amendment shall be effective the 15th day of December, 2015. To the extent that any term, provision, or paragraph of the Agreement is not specifically amended herein, or in any other amendment thereto, said term, provision, or paragraph shall remain in full force and effect as set forth in said Agreement.

IN WITNESS WHEREOF, the parties hereto acknowledge that each has carefully read this Amendment and executed the original thereof on the first day set forth hereinabove, and that, upon execution, each has received a conforming copy.

THE LYONS NATIONAL BANK
Lyons, New York

By:	/s/ James E. Santelli
(Bank Officer other than Insured)

Title:	Director

EXECUTIVE:

/s/ Robert A. Schick
Robert A. Schick